

March 20, 2012

Via E-mail
Mr. Edward C. DeFeudis
President and Chief Financial Officer
WikiLoan, Inc.
1093 Broxton Avenue, Suite 210
Los Angeles, CA 90024

> **Re:** **WikiLoan, Inc.**
> **Form 8-K**
> **Filed February 14, 2012**
> **Schedule 14C**
> **Filed August 5, 2011**
> **Form 10-Q for the Quarterly Periods Ended**
> **July 31, 2011 and October 31, 2011**
> **Filed September 19, 2011 and December 15, 2011**
> **Form 10-K for the Fiscal Years Ended**
> **January 31, 2009, January 31, 2010 and January 31, 2011**
> **Filed April 17, 2009, May 17, 2010 and May 11, 2011**
> **File No. 033-26828**

Dear Mr. DeFeudis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that in the recent press release dated February 21, 2012 you state your belief that "revenue could reach $25 million in the first year, and revenue in subsequent years should be in excess of $100 million per year" as a result of your entry into a distribution agreement with Prouty Company LLC. Please tell us your basis for this statement.

2.   Please tell us whether any of the Company's directors, officers or related persons has sold any securities of the Company within the past three years. If so, please supplementally provide us with the dates of and details, including whether such sales were private or public, regarding the terms and conditions of such transactions.

Form 8-K filed February 14, 2012

3.   You state that an investment banking firm provided the Company a fairness opinion that the merger consideration is fair to the Company from a financial point of view. However, the fairness opinion, attached as Exhibit A to the Merger Agreement, opines as to the valuation of the post merged WikiLoan and WikiPay Company rather than the fairness of the merger consideration, as described in the Form 8-K. Please reconcile this discrepancy by revising your disclosure in the Form 8-K or filing a revised fairness opinion, as appropriate.

4.   You disclose that "[c]ertain officers and directors of WikiPay are affiliates of the Company." Please revise to quantify the amount of each class of equity securities of WikiPay beneficially owned by such affiliates.

5.   Please tell us whether you will file a proxy statement, or alternatively an information statement, with the Commission in connection with the Merger Agreement.

Preliminary Information Statement on Schedule 14C filed August 5, 2011

6.   We note that on August 5, 2011, you filed a Preliminary Information Statement with the Commission. Please tell us why you did not file the related Definitive Information Statement as required by Rule 14c-5 of the Securities Exchange Act of 1934.

7.   With respect to the persons beneficially owning more than five percent of the outstanding shares of common stock, as identified in the security ownership table on page 5 of the Schedule 14C, please supplementally provide us with the dates of and details regarding the terms and conditions of the transactions pursuant to which each of such persons acquired its shares of common stock. Please also provide us with disclosure to identify the natural persons who have or share voting and/or dispositive powers or the right to receive the economic benefit with respect to the shares held by each entity listed in the table.

Form 10-Q for the Quarterly Periods Ended July 31, 2011 and October 31, 2011 filed September 19, 2011 and December 15, 2011

8.   We note that you issued common shares on June 28, 2011 and during the second quarter 2011, respectively, to certain advisors and/or consultants, as described in Note 5 to the financial statements in the Form 10-Q filed September 19, 2011. Please provide us supplementally and revise future filings to identify such persons.

Form 10-K for the Fiscal Years Ended January 31, 2009, January 31, 2010 and January 31, 2011, filed April 17, 2009, May 17, 2010 and May 11, 2011

9.   The Form 10-Ks filed for each of the prior three fiscal years indicate that your common stock is registered under Section 12(g) of the Securities Exchange Act of 1934. Please tell us when and by what means your common stock was so registered.

10.   You have included on the facing page of the above-referenced Form 10-Ks the file number 000-51879 when the file number currently assigned to you in EDGAR is 033-26828. Please confirm your understanding regarding your current Commission file number and confirm that you will use the correct file number when filing reports on Form 10-K in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

11.   We note that you issued common shares to certain advisors and/or consultants, as described in Note 9 to the financial statements in the Form 10-K filed May 11, 2011. Please provide us supplementally and revise future filings to identify such persons. In addition, supplementally provide us with a list of all issuances to consultants and/or advisors in the last 3 years, including the person/entity, the number issued and date(s) and whether the person/entity still holds those shares.

Exhibits

12.   Please provide us supplementally and revise future filings to file as exhibits the:

-   agreement dated September 2, 2011 pursuant to which the Company issued 2,000,000 restricted shares of common stock to Karolus Maximus Kapital SA, as described in Part II. Item 2 of the Form 10-Q filed December 15, 2011; and

-   agreements pursuant to which the Company issued common shares to (i) the advisors and/or consultants described in Note 9 to the financial statements in the Form 10-K filed May 11, 2011 and (ii) certain advisors and/or consultants on June 28, 2011 and during the second quarter 2011, as described in Note 5 to the financial statements in the Form 10-Q filed September 19, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel